Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

Mar 31, 2012
(in € m.)
Debt (1), (2):
Long-term debt	163,061
Trust preferred securities	12,092
Long-term debt at fair value through profit or loss	15,059

Total debt	190,212

Shareholders’ equity:
Common shares (no par value)	2,380
Additional paid-in capital	23,436
Retained earnings	31,421
Common shares in treasury, at cost	(248)
Equity classified as obligation to purchase common shares	(1)
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(98)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(191)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	—
Foreign currency translation, net of tax	(1,752)
Unrealized net gains from equity method investments	11

Total shareholders’ equity	54,958

Noncontrolling interest	847

Total equity	55,805

Total capitalization	246,017

[1]	€ 1,632 million (1%) of our debt was guaranteed as of March 31, 2012. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 7,131 million (4%) of our debt was secured as of March 31, 2012.